

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2025

Cindy Xiaofan Wang
Chief Financial Officer
Trip.com Group Ltd
30 Raffles Place, #29-01
Singapore 048622

> **Re: Trip.com Group Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **Filed April 29, 2024**
> **File No. 001-33853**

Dear Cindy Xiaofan Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Haiping Li